Via Facsimile and U.S. Mail
Mail Stop 6010

December 27, 2006

Mr. S. Craig Lindner
Co-Chief Executive Officer
American Financial Group, Inc.
One East Fourth Street
Cincinnati, Ohio   45202

Re: American Financial Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 7, 2006
File No. 000-01532

Dear Mr. Lindner:

We have reviewed your responses dated August 22, 2006 and October 26, 2006 to our July 27, 2006 comment letter and have the following comment. In our comment we have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to Consolidated Financial Statements, page F-6

A, Accounting Policies, page F-6

1.   Refer to your response to original comment three. We believe that policies that allow claims to be based on the greater of actual sales proceeds or the Black Book wholesale average value have two underlyings, one of which, the guide book value, does not qualify for the non-financial asset exception of paragraph 10(e)(2)

of SFAS 133 because the unique asset criterion is not met. According to paragraph 10(e)(2), when a contract has more than one underlying and some do not qualify for one of the allowed exceptions, the contract is subject to the requirements of SFAS 133 if all of its underlyings, considered in combination, behave in a manner that is highly correlated with the behavior of any of the component variables that do not qualify for an exception. Please provide us your analysis and conclusion under the provisions of this paragraph of the relationship between the value of the actual sales proceeds and the Black Book wholesale average values, i.e. whether these two values are highly correlated or not. We may have future comments.

* * * *

Please respond to the comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Ibolya Ignat, at (202) 551-3656, or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant